                      MEMORANDUM


TO:     Participants in the 1st State Bancorp, Inc. (the
        "Company")
        Management Recognition Plan

DATE:   June 6, 2000

FROM:   Stradley Ronon Housley Kantarian & Bronstein, LLP

RE:     Taxation of MRP Awards

================================================================

  * * * * * * * * * * * * * * * * * * * * * * * * * *

           THIS DOCUMENT CONSTITUTES PART OF
           A PROSPECTUS COVERING SECURITIES
           THAT HAVE BEEN REGISTERED UNDER
              THE SECURITIES ACT OF 1933

  * * * * * * * * * * * * * * * * * * * * * * * * * *

     This memorandum concerns the taxation of the awards that will automatically occur under the Company's Management
Recognition Plan (the "MRP") upon its receipt of stockholder approval.

     Please understand that this memorandum is merely designed to summarize the tax rules generally applicable to MRP awards.
We could provide individual tax advice to the recipients of MRP awards ("Recipients"), should anyone desire assistance.

     Section 83 of the Internal Revenue Code (the "Code") controls the federal income taxation of property that is transferred in connection with the performance of services. The recipient of restricted property (such as an MRP award) recognizes income not on the date of the award but on the date that his or her interest vests. The amount of the recipient's taxable income will equal the fair market value of the restricted property when vesting occurs. Subsequent gain or loss is treated as capital gain, with the amount that is included in the recipient's ordinary income determining his or her basis in the property.

Taxation of MRP Awards
June 6, 2000
Page 2

     Operation of the MRP. The Bank's MRP will generally work as follows:

     Date                     Event
     ----                     -----

Award Date            The MRP should provide a "Notice of MRP
                      Award" to each Recipient. The notice will specify the number of shares subject to the award. Recipients will not receive shares of the Company's common stock, or be subject to federal income taxation as the result of receiving an award.


Each Vesting Date     The MRP trust will transfer to each
                      Recipient a number of unrestricted shares equal to the number of shares that have become vested, plusany dividends attributable to those shares (provided that the Recipient has not previously terminated service).


     Vesting will accelerate to 100% upon a Recipient's termination of service due to death, disability or upon a change in control. Special rules apply if a transfer of Common Stock would cause the Recipient to own in excess of 10% of the Common
Stock.

     Tax Withholding. In the case of Recipients who are non-employee directors, federal income tax withholding is not required when their MRP awards give rise to taxable income. On the other hand, Recipients who are employees must satisfy federal income tax withholding not only at the time their MRP awards generate taxable income, but also before they may receive shares of Common Stock from the MRP trust.

     IRS Reporting. In the case of an employee, the ordinary income arising from the vesting of MRP awards and from the payment of tax bonuses is reportable on Form W-2, in Box 11. In the case of a non-employee director, such income is reportable on Form 1099-MISC, in Box 7.